News Release	AMEX, TSX Symbol: NG

NovaGold Resources announces Financial Results for the Three and Nine Months ended August 31, 2004

14 October 2004 - Vancouver NovaGold Resources Inc. (TSX:NG; AMEX:NG) is pleased to report its financial and operating results for the three and nine month periods ended August 31, 2004 together with an update of the Company's activities through the end of September 2004. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis, this and the details on each of the Company’s projects including resource estimates can be found on the Company’s website www.novagold.net and on SEDAR www.sedar.com.

Since NovaGold’s last quarterly report released at the end of July, the Company achieved several important milestones as part of the Company’s continued rapid growth. Of particular note, NovaGold was added to the S&P/TSX Composite Index and the S&P/TSX Capped Gold Index on September 17th, 2004. This is a major achievement for the Company and is recognition of the sustained progress NovaGold has made toward becoming a quality emerging gold producer.

The Company continues to rapidly advance its four North American development stage projects toward production with an ambitious exploration and development program. With the increased success of the results at Galore Creek the Company has expanded its 2004 drill program by 40% to 28,000 meters and expanded the pre-feasibility activities. As a result the Company expects to spend $15 million in 2004 at the project. The total amount to be invested this year on all the Company’s properties is expected to be $32 million, including $10 million by the Company’s joint venture partners. Below is a brief progress update on the Company’s advanced stage projects and an overview of the Company’s revenue generating activities at its Nome Operations.

Galore Creek

At the Company’s 100% controlled Galore Creek property an independent Preliminary Economic Assessment Study was completed during the quarter demonstrating that the Galore Creek project has the potential to become a significant low cost gold-silver and copper producer. This Preliminary Economic Assessment demonstrates that the Galore Creek project has the potential to recover at least 2.4 million ounces of gold, 32.3 million ounces of silver and 3.3 billion pounds of copper over a 23 year mine-life. In the first 5 years the project would produce an average of 270,000 ozs gold, 1.8 million ozs silver and 200 million lbs copper yearly at an average total cash costs of $0.15 per pound of copper using the precious metals as credits; or negative (-) $180/oz of gold with copper and silver as a by-product credit using the gold institute guidelines (based on long-term transportation and refining cost projections and metal prices of US$0.90/lb Copper; US$375/oz Gold and US$5.50/oz Silver). On a co-product basis the project would produce gold at US$125/oz and copper at US$0.49 per pound with silver credited proportionately.

This study is the first in a series of economic studies for the project that will assess the viability of a conventional open-pit mining operation on the property using long-term average metal prices. This study is intended to quantify the project's cost parameters and to direct future exploration programs as well as more detailed engineering work that will ultimately define the optimal scale of the operation for a Feasibility Study. This study evaluated in detail the access and infrastructure needs for the project, as well as looked at the best approaches to mining, processing and transportation of the concentrate product.

A financial analysis using the parameters from the study indicates that, using the 20 year long-term average price for copper of US$0.90/lb, the Galore Creek project could generate a pre-tax rate of return (IRR) of between 11.2% to 16.6% and have an undiscounted after-tax Net Present Value (NPV) between US$329 million and US$500 million for the range of gold and silver prices considered in the study. At market prices for copper of $1.25/lb, $400/oz gold and $6.00/oz silver the pre-tax rate of return doubles to 25.3% and the undiscounted after-tax Net Present Value increases to US$1.1 billion.

The study also further identified several key upside opportunities that could substantially enhance the economics of the project. These include the high probability of defining additional resources beyond those identified at the

Southwest and Central deposits. In particular, exploration will focus on defining ores containing 1 gram per tonne gold and 1% copper – this higher grade material, if properly scheduled through the mill would allow for the continuation of the higher level production rates beyond the first 5 years of the mine life. Such an extension would significantly increase the internal rate of return and net present value of the project.

A second key opportunity would result from increasing the scale of the operation beyond that used as the base case with higher capacity mining and milling equipment. Such an expanded operation would significantly enhance the project economics by increasing metal production while simultaneously reducing unit costs with increased economies of scale. Future studies will look at substantially increasing the mine throughput based on the excellent exploration potential of the project.

Currently up to 70 technical personnel are on-site with work focused on drilling, geophysics, mine planning and infrastructure, as well as environmental baseline data collection in preparation for the Pre-Feasibility Study targeted for completion in the first half of 2005. This 2004 program will be one of the largest exploration programs in British Columbia with a budget now standing at $10 million directed at drilling additional resources and upgrading the existing Inferred category resources to Measured and Indicated. The original 20,000 meter drill program at Galore Creek has been expanded to 28,000 meters. An additional budget of $5 million has been allocated for environmental and engineering studies. Currently, plans for the 2005 program are underway. In particular plans for expanding the camp from the current 80-person camp to a 150-person camp to accommodate the additional work load are being finalized before camp closes in late November

A total of five drill rigs are operating on site and have completed 50 drill holes totaling 18,000 meters (60,000 ft) so far in the program. Four of the drill rigs are focused on resource expansion drilling and one drill is completing geotechnical work for engineering pit design work. Significant mineralization has been encountered in this drilling adjacent to the two known resource areas at the Southwestern and main Central deposit including the West Fork, Junction, Bountiful and Copper Canyon targets.

An extensive ground geophysical program was also completed which identified an extensive induced polarization chargeability anomaly continuing from the Main Galore deposit to depth and to the east of known mineralization. This preliminary data suggests a dramatic increase in the apparent size of the mineral system and has identified a large area of prospective ground for additional exploration. A detailed airborne geophysical survey was also completed in August providing coverage of the Grace and Copper Canyon areas as well.

In addition to the geological exploration studies, the Company has also engaged several independent engineering and consulting companies to provide input into detailed engineering studies to design mine plans, processing facilities and infrastructure related to the mine development to pre-feasibility level of detail (+/- 20% cost estimates). In conjunction with the on-going engineering studies, the company has also undertaken detailed environmental baseline studies in coordination with representatives from the Tahltan First Nations, local government and the British Columbia and Federal authorities to provide information to be incorporated into the Environmental Assessment and permitting process. The project has received strong interest and support from each of these groups in recognition of the potential significant economic benefits to the region.

Donlin Creek Project

The Donlin Creek Project is being developed in joint venture with Placer Dome Inc., the world’s 5th largest gold producer. Placer Dome currently owns a 30% interest in the project and has the right to earn an additional 40% interest from NovaGold by expending US$32 million toward development of the property, completing a bankable feasibility study and making a positive construction decision for a mine that would produce at least 600,000 ounces of gold per annum on or before November 2007. The project is currently at the Pre-Feasibility stage of development. A mine construction decision is targeted by 2007.

Donlin Creek hosts a measured and indicated resource of 11 million ounces and an additional inferred resource of 14 million ounces of gold, making it one of the largest undeveloped gold deposits in North America. As currently envisaged, Donlin Creek would be developed as a large scale, open-pit mining operation that would produce in excess of 1 million ounces of gold per year.

Placer Dome plans to spend $8 million (US$6 million) in 2004 on engineering and environmental studies for development of the project, condemnation drilling, water well drilling, hydrology studies and environmental baseline studies. A local source for lime to be used in ore processing has been identified. On-going studies have identified feasible alternatives for project access and power supply. The joint venture continues to work closely with local communities, native corporation land owners, and state and federal governments to develop a world class mine at Donlin Creek.

Rock Creek and Nome Projects

At NovaGold’s 100% owned Rock Creek Project in Nome, Alaska, the final Feasibility Study is well underway with independent engineering firm Norwest Corporation. In addition, the Company has initiated the formal permitting process. A budget of C$6.7 million (US$5 million) is planned for the development work in 2004 at Rock Creek. Approximately 1,650 meters (5,400 ft) of HQ triple tube diamond drilling in 20 holes has been completed along with a 1,000 meter (3,300 ft) trench program across the main mineralized zone. A twin drill hole program of duplicate best method reverse circulation (RC) drilling has also been completed as part of the reserve definition program developed by engineering firm AMEC E&C Limited. Further a 2,700 meters (8,900 ft) of infill drilling, to convert the remaining areas of Inferred Resources to Indicated Resources, has also been completed with 38 drill holes of both RC and core. In addition, a detailed metallurgical program is underway to determine final design parameters for the milling circuit as part of the final Feasibility Study.

The Rock Creek project is anticipated to produce an average of 100,000 ounces of gold per year at a total cash cost of US$200 per ounce. A mine construction decision at Rock Creek is targeted for 2005 after completion of the final Feasibility Study and receipt of construction permits. The State of Alaska has allocated and approved US$5 million in funds for construction of the Glacier Creek by-pass road, a three mile access route that will improve access from the community of Nome to the Rock Creek project area.

At the nearby 100% owned Big Hurrah property outside of Nome, NovaGold has initiated a 2,700 meter (8,900 ft) program of both RC and core to test the potential to develop a near surface gold resource. Historic work on the property has identified multiple shallow mineralized zones grading as much as 10 g/t gold with similar characteristics to Rock Creek. After completion of the twin and in-fill program at Rock Creek the drills will be mobilized to Big Hurrah.

Ambler Project

Exploration at the Ambler project, located in Northwestern Alaska, focused on verification of the historic resource and further development of a comprehensive geologic model for the deposit. A total of 11 holes were completed during the 2004 program in and adjacent to the deposit totaling 3,000 meters (10,000 ft). The updated 3-D geologic model for the project will be used in the preparation of an updated resource estimate in early 2005. Assay results are anticipated to be complete later this fall.

The Ambler property hosts several volcanogenic massive sulfide (VMS) deposits including the Arctic Deposit which was the focus of this years drill program. The property has been largely unexplored since the early 1980’s and with further drilling there is excellent potential to expand the existing resources at Arctic as well as identify new high quality targets along trend of the favorable stratigraphy.

NovaGold is acquiring a 51% interest in the 35,000 acre (14,000 hectare) Ambler property through an option agreement with subsidiaries of Rio Tinto plc. Under the terms of the agreement, NovaGold can earn a 51% interest by matching Kennecott’s expenditures on the property totaling US$20 million before 2016. During the first five years of the agreement NovaGold must spend a minimum of US$5 million on exploration and development work and obtain memorandums of understanding with landowners in the region necessary to provide access for mine development. NovaGold remains manager of the project through to the completion of a final positive Feasibility Study.

Nome Operations

The Company is anticipating a good year at its Nome sand-and-gravel and real estate businesses held by the Company’s wholly-owned subsidiary Alaska Gold Company. In real estate, the State of Alaska continues to move forward with plans to purchase approximately 300 acres of land from the Company for Phase 1 of a multiphase expansion of the Nome Airport facility. Although the process is slower than originally anticipated, discussions are on-going with the State of Alaska and the Company looks to finalize a sale agreement in 2004 or 2005. In addition, the Port of Nome is also being expanded under a $39 million matching federal grant to the City of Nome. Work on the port began earlier this year. Both the Airport and Port expansion projects, along with the Glacier Creek road project are expected to have a favorable impact on the Company’s sand-and-gravel revenues. The Company continues to pursue initiatives to expand its sand-and-gravel and land development businesses to provide additional cash flow for the corporation.

Financials Results

Results of Operations

The Company had a net loss of $0.3 million (or $0.00 per share) for its third quarter ended August 31, 2004, compared with a net loss of $0.6 million (or $0.01 per share) for the same quarter in 2003. The decrease in the quarter’s loss was due mainly to the $0.6 million increase in revenues from the sale of land, gravel and gold in Alaska, net of cost of sales, offset by the non-cash costs related to the new accounting for stock-based compensation. Under the new rules for the accounting for stock-based compensation, there was a charge for stock-based compensation of $0.3 million in the quarter with no comparable amount in 2003. The accounting for stock-based compensation includes an equivalent $0.3 million amount in shareholders’ equity, so there is no net effect on shareholders’ equity as a result of this charge.

During the quarter ended August 31, 2004 the Company acquired all of the approximately 45% of the common shares of SpectrumGold Inc. not previously held by the Company in exchange for shares of the Company at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. On July 15, 2004 the Company issued 8,573,518 common shares to SpectrumGold shareholders to acquire the remaining interest at a deemed price of $6.41 per share, being the market price at the date the proposed arrangement was announced.

The Company also assumed existing SpectrumGold stock options, warrants and a property option agreement under which 1,634,072, 74,074, and 222,222 of the Company’s shares may be issued to the holders, respectively. The total purchase price allocated to the shares issued and convertible instruments assumed was $64.1 million of which $9.4 million was allocated to the book value of acquired minority interest and $54.7 million was added to the carrying value of the Galore Creek project. The minority interest shown in the quarter ended August 31, 2004 relates only to the period to July 15, 2004.

Net revenue from the Company’s Nome, Alaska operations and interest income totaled $1.2 million for the third quarter of 2004, compared with $0.4 million in the same period in 2003. This $0.8 million increase was mainly due to the completion of significantly more land sales in the quarter of 2004 than in 2003. In addition, interest income increased by $0.2 million because of the higher cash holdings in 2004.

Expenses were $1.5 million for the third quarter 2004 compared with $1.0 million in the same quarter 2003. The main increase related to the $0.3 million charge for stock-based compensation in the third quarter of 2004 with no corresponding amount in 2003. Wages and benefits, corporate development and communication, and general and administrative costs combined increased by $0.1 million in the quarter due mainly to increased insurance costs. Professional fees increased slightly due to increased legal and consulting work.

The Company had a net loss of $7.1 million (or $0.12 per share) for the nine months ended August 31, 2004, compared with a net loss of $5.4 million (or $0.13 per share) for the same period in 2003. Stock-based compensation charge during the nine months ended August 31, 2004 was $5.8 million compared to nil for the same period in 2003. Net revenue from the Company’s Nome, Alaska operations, net of cost of sales, increased by $1.0 million in the nine months ended August 31, 2004 compared with the same period in 2003. Interest income also increased by $0.8 million as a result of increased cash balances. These increases were offset by the combined $0.4 million increase in wages and benefits, corporate development and communication, and general and administrative costs and the $0.1 million increase in professional fees. Foreign exchange results improved, with no foreign exchange gain or loss being reported for the nine months ending August 31, 2004 compared with a loss of $1.0 million in the same period of 2003.

Liquidity and Capital Resources

The Company expended $3.7 million on net operating activities during the nine months ended August 31, 2004 compared to $4.9 million during the same period in 2003. In 2004 the majority of the cash outflow on operating activities resulted from non-cash working capital changes related mainly to payments to vendors for mineral property exploration and related activities. In 2003 the non-cash working capital changes totaled $2.1 million of $4.9 million expended on operating activities because the larger cash losses in the period. The Company’s exploration activities are seasonal in nature and programs tend to be completed by November and to restart late in the spring.

The Company received net proceeds of $5.8 million from the issuance of shares and the exercise of stock options and warrants in the nine months ended August 31, 2004 compared with $0.7 million for the same period in 2003.

The Company expended $11.1 million on investing activities in the nine months ended August 31, 2004 compared with $3.4 million in the same period 2003. The majority of the mineral property expenditures occurred at the Rock Creek and Galore Creek projects. During the nine months the Company also expended $1.2 million on investments, the largest being a $1.0 million purchase of shares in Pioneer Metals as part of the option on the Grace property, immediately north of the Galore Creek property.

At August 31, 2004 the Company had working capital of $42.8 million compared with $54.7 million at November 30, 2003.

Selected Financial Data

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	8/31/04 $	5/31/04 $	2/29/04 $	11/30/03 $	8/31/03 $	5/31/03 $	2/28/03 $	11/30/02 $
Net revenues	1,207	581	735	545	359	129	226	344
Loss for the quarter	(286)	(6,533)	(294)	(1,537)	(636)	(3,420)	(1,360)	(559)
Loss per share – basic and diluted	(0.00)	(0.12)	(0.01)	(0.02)	(0.01)	(0.08)	(0.03)	(0.03)
Expenditures on mineral properties and related deferred costs(1) USA Canada	3,153 62,718(2)	970 1,553	480 437	2,916 (109)	1,942 2,745	781 24	238 22	6,429 0

(1)	Expenditures on mineral properties and related deferred costs are net of recoveries and option payments.
(2)
An excess of purchase price over book value in the amount of $54,696,000 has been allocated to Galore Creek on the acquisition of SpectrumGold Inc. (see note 4 of the Company’s August 31, 2004 unaudited financial statements).

The Company carries out exploration activities in Canada and the United States. Factors that cause fluctuations in the Company’s quarterly results are the timing of the Nome operations sales and the write-offs of mineral property costs previously capitalized. The majority of the Company’s properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company’s sales revenues are denominated in US dollars and a portion of the expenses are incurred in US dollars, the Company’s cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and the Company therefore does not anticipate being materially susceptible in 2004 to currency variations.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. Most of the Company’s expenditures on its properties are of a discretionary nature. At August 31, 2004, the Company’s aggregate commitments for operating leases totaled $0.5 million spread evenly over the next five years. The Company has no significant financial or other instruments except that its cash funds are largely invested in high quality commercial or bank paper with a term of less than three months and may be easily liquidated.

Outlook

Currently $32 million is budgeted to be invested in 2004 on exploration and development programs on the Company’s properties, including $10 million by joint venture partners. This work will include an estimated 40,000 meters of drilling with the majority of the work focused at the Galore Creek, Rock Creek, Ambler, and Donlin Creek Projects. Approximately $15 million of NovaGold’s $22 million share has been incurred as of August 31, 2004.

At the Company’s 100% controlled Galore Creek property the previously announced 2004 budget of over $8 million has been increased to $15 million. This increase is primarily as a result of extending the drill program by 40% from 20,000 meters to 28,000 meters and expanding the 2004 program of pre-feasibility study activities, but also reflects that the Company has experienced increased costs as a result of higher than expected helicopter usage. The Company’s 2004 program will be one of the largest exploration programs in British Columbia with approximately $10 million directed at drilling additional resources and upgrading the existing Inferred category resources to Measured and Indicated. The remaining $5 million is budgeted for geophysics, mine and infrastructure planning, as well as environmental baseline data collection and preparation for the Pre-Feasibility Study targeted for completion in the first half of 2005. An independent Preliminary Economic Assessment Study was completed in August 2004 and evaluated in detail the access and infrastructure needs for the project, as well as looking at the best approaches to mining, processing and transportation of the concentrate product. This study also estimated the capital and operating costs and manpower needs for the project as envisioned by NovaGold. A copy of this report is available on SEDAR (www.sedar.com) and the Company’s website (www.novagold.net).

At Donlin Creek, NovaGold’s joint venture partner Placer Dome budgeted US$6 million in 2004 on engineering and environmental studies for development of the project with no financial contribution required by NovaGold. On-going studies have identified feasible alternatives for project access and power supply.

At NovaGold’s 100% owned Rock Creek Project in Nome, Alaska, the final Feasibility Study has been initiated with independent engineering firm Norwest Corporation. The Company is completing additional in-fill drilling and metallurgical testwork in 2004 as part of the final Feasibility Study. The budget of US$5 million is planned for the development work in 2004 at Rock Creek and a 2,700 meter drill program at the nearby 100% owned Big Hurrah property located outside of Nome.

The Company is currently developing plans for its 2005 program, which will be announced when finalized. With $50 million of cash and cash equivalents at August 31, 2004 the Company has sufficient funds to meet all its existing future obligations but will need sources of additional financing to develop its projects.

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, the Ambler Project in partnership with Rio Tinto, and the Company’s Nome, Alaska Operations. NovaGold has 63.3 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact:

Don MacDonald, CA	Greg Johnson
Senior VP & CFO	VP Corporate Development
E-mail:don.macdonald@novagold.net	E-mail:greg.johnson@novagold.net

Phone (604) 669-6227 Toll Free 1-866-669-6227

Forward-Looking Statements

The above contains forward-looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Company's projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NOVAGOLD RESOURCES INC.
Consolidated Balance Sheets
in thousands of Canadian dollars

	August 31, 2004	November 30, 2003
	(unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	50,828	59,747
Restricted cash	469	54
Accounts receivable	653	189
Amounts receivable from related party	13	13
Inventory - other	97	99
Deposits and prepaid amounts	942	733
	53,002	60,835

Officer loan receivable	204	215
Land	1,757	1,683
Property, plant and equipment	1,084	660
Mineral properties and related deferred costs	105,641	36,330
Investments	1,641	130
Reclamation deposit	105	105
	163,434	99,958
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9,196	4,775
Loan payable	200	200
Provision for reclamation costs	781	1,136
	10,177	6,111

Deferred tenant inducements	100	119
Provision for reclamation costs	536	536
Minority interest	-	9,130
	10,813	15,896
Shareholders’ equity
Share capital	227,359	157,475
Contributed surplus	820	820
Stock-based compensation	5,811	23
Deficit	(81,369)	(74,256)
	152,621	84,062
	163,434	99,958

[signed: Rick Van Nieuwenhuyse]	[signed: James Philip]
____________________ Director	____________________ Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC.
Consolidated Statements of Operations and Deficit
in thousands of Canadian dollars, except per share amounts

	Three Months Ended		Nine Months Ended
	August 31		August 31
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue
Land, gravel, gold and other revenue	1,048	351	1,665	604
Interest income	280	62	1,015	214
	1,328	413	2,680	818

Cost of sales	121	54	157	134
	1,207	359	2,523	684
Expenses and other
Corporate development and	155	128	547	563
communication
Foreign exchange loss	(58)	(76)	-	1,048
General and administrative	434	343	1,476	886
Mineral property recovery in excess of	-	-	(109)	-
costs
Professional fees	166	145	621	521
Stock-based compensation	336	-	5,788	-
Wages and benefits	449	429	1,428	1,553
Write-down of mineral properties	-	-	-	1,503
	1,482	969	9,751	6,074

Loss from equity investment	-	(36)	-	(36)

Minority interest	(11)	10	115	10

Loss for the period	(286)	(636)	(7,113)	(5,416)

Deficit - Beginning of period	(81,083)	(72,083)	(74,256)	(67,303)
Deficit - End of period	(81,369)	(72,719)	(81,369)	(72,719)
Loss per share
Basic and diluted	(0.00)	(0.01)	(0.12)	(0.13)
Weighted average number of shares	58,659,954	42,810,076	58,152,426	42,702,834

NOVAGOLD RESOURCES INC.
Consolidated Statements of Cash Flows
in thousands of Canadian dollars

	Three Months Ended		Nine Months Ended
	August 31		August 31
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash provided by (used by)
Operating activities
Net loss earnings for the period	(286)	(636)	(7,113)	(5,416)
Items not affecting cash
Foreign exchange loss	(58)	(76)	-	1,048
Amortization	49	46	143	85
Mineral property recovery in excess of	-	-	(109)	-
cost
Loss from equity investments	-	35	-	35
Minority interest	(11)	(10)	115	(10)
Stock-based compensation	336	-	5,788	-
Write-down of mineral properties and
deferred costs	-	-	-	1,503
	30	(641)	(1,176)	(2,755)
Net change in non-cash working capital
(Increase)/decrease in accounts
receivable, deposits and prepaid	(222)	1,367	(662)	1,184
amounts
(Increase)/decrease in inventory	6	(2)	2	9
Increase/ (Decrease) in accounts
payable and accrued liabilities	(460)	6	(1,962)	(3,340)
	(646)	730	(3,798)	(4,902)
Financing activities
Proceeds from issuance of common	399	242	6,531	656
shares - net
SpectrumGold Inc. acquisition costs	(758)	-	(758)	-
	(359)	242	5,773	656
Investing activities
Investments	-	-	(1,180)	-
Acquisition of property, plant and	(37)	(58)	(586)	(400)
equipment
Expenditures on land improvements	-	-	(74)	-
Acquisition of subsidiary	-	(2,213)	-	(2,213)
Cash acquired with subsidiary	-	1,504	-	1,504
Increase in restricted cash	(5)	-	(415)	-
Expenditures on mineral properties and
related deferred costs - net	(11,261)	(1,451)	(14,667)	(2,256)
Increase in accounts payable and
accrued liabilities	5,631	-	6,028	-
	(5,672)	(2,218)	(10,894)	(3,365)
Effect of exchange rate on cash and
cash equivalents	58	76	-	(1,048)
Decrease in cash and cash
equivalents during the period	(6,619)	(1,170)	(8,919)	(8,659)
Cash and cash equivalents -
Beginning of the period	57,447	12,898	59,747	20,387
Cash and cash equivalents - End of
the period	50,828	11,728	50,828	11,728